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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        Commission File Number: 000-20202

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                         For Period Ended: JUNE 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

CREDIT ACCEPTANCE CORPORATION
Full Name of Registrant (Former Name if Applicable)

25505 WEST TWELVE MILE ROAD, SUITE 3000
Address of Principal Executive Office (Street and Number)

SOUTHFIELD, MICHIGAN 48034-8339
City, State and Zip Code

                        PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                               PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Credit Acceptance (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the "Form 10-Q") due to the following reasons. On April 1, 2005, the Company's former independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"), informed the Company that their National Office was reviewing the Company's accounting for loans. The Company viewed this review as a part of Deloitte's quality control process prior to the Company releasing its Form 10-K due to the Company's restatement related to income tax accounting. On April 8, 2005, Deloitte informed the Company that it believed the Company should not account for loans as an originator of loans to consumers but should instead account for its loans as a lender to its dealer-partners. The Company had accounted for its loans to consumers as a loan originator since 1992, and believed such accounting was in accordance with GAAP. As a result, on April 26, 2005, the Company submitted a letter to the staff of the Office of the Chief Accountant of the Securities and Exchange Commission (the "SEC") requesting guidance from the SEC related to the accounting methodology the Company used for its loan portfolio to determine if it could continue with the accounting treatment it had followed since going public in 1992 or whether it should adopt an alternative methodology proposed by Deloitte. On June 24, 2005, the SEC informed the Company that the Company's method for recording loans should be changed to that of a servicer of loans generated by dealer-partners and a lender to those dealer-partners, rather than an originator of consumer loans. As a result of this determination, the Company is required to restate its previously reported financial results. The Company cannot predict what impact this change will have on its financial statements. Until the process of restating its prior period financial results has been completed, the Company will be unable to finalize its financial statements for the period ended June 30, 2005 and prepare the related disclosures for the Form 10-Q.



                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Douglas W. Busk, Treasurer          248             353 - 2700  Ext. 4432
               (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


     [ ] Yes [X] No The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2004 or its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


     [X] Yes [ ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     As a result of the matters noted in Part III above, the Company is not in a position to provide a reasonable estimate of any anticipated significant changes in results of operations from the quarter and six months ended June 30, 2004 to the quarter and six months ended June 30, 2005 that may be reflected in the earnings statements to be included in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.



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                          CREDIT ACCEPTANCE CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                By: /s/ Kenneth S. Booth
                                                ----------------------------
                                                Kenneth S. Booth
                                                Chief Financial Officer
                                                August 9, 2005